1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 13, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No     x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/04/13

Chunghwa Telecom Co., Ltd.

By:	/s/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/03/12 :	The company signed a long term ST-2 lease agreement with STS

2. Announcement on 2010/03/19 :	To announce the acquisition of Nan Ya Plastics Corporation Corporate Bonds

3. Announcement on 2010/03/19 :	To announce the procurement of VDSL2 broadband access network system for 2010

4. Announcement on 2010/03/30 :	To revise the amount of investment in Innovation Works Limited and Innovation Works Development Fund, L.P.

5. Announcement on 2010/03/30 :	Chunghwa Telecom holds investor conference for 2009 operation results

6. Announcement on 2010/03/30 :	The Board resolves to conduct a capital reduction program

7. Announcement on 2010/03/30 :	To announce the Board approved to invest in Donghwa Telecom Co., Limited’s common shares

8. Announcement on 2010/03/31 :	The Company signed a MOU with Trend Micro to co-develop cloud computing technology

9. Announcement on 2010/04/08 :	To announce the procurement of telecommunication equipment

10. Announcement on 2010/04/09 :	The company cooperates with Nokia Siemens Networks Corporation Taiwan to establish a LTE trial network

11. Announcement on 2010/04/12 :	Chunghwa Telecom announces its unaudited revenue for March 2010

12. Announcement on 2010/04/12 :	March 2010 sales

EXHIBIT 1

The company signed a long term ST-2 lease agreement with STS

Date of events: 2010/03/12

Contents:

1. Date of occurrence of the event: 2010/03/12

2. Counterparty to the contract or commitment: ST-2 Satellite Venture Pte Limited (STS)

3. Relationship to the Company: STS is a join venture company of Chunghwa Telecom Singapore Pte Ltd and SinTelSat Pte Ltd

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/03/12~2026/12/31

5. Major content (not applicable where rescinded): The company signed a long term ST-2 lease agreement from 2010/03/12 to 2026/12/31 with STS. The payment schedule and amount are according to the contract.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): The total contract value is NT$6 billion.

8. Concrete purpose/objective (not applicable where rescinded): To serve current customers, explore new customers and develop new services.

9. Any other matters that need to be specified: None

EXHIBIT 2

To announce the acquisition of Nan Ya Plastics Corporation Corporate Bonds

Date of events: 2010/03/19

Contents:

1. Name of the securities: Nan Ya Plastics Corporation Corporate Bonds (Code: B401CN, B401CP)

2. Trading date: 2010/01/12~2010/03/19

3. Trading volume, unit price, and total monetary amount of the transaction: 4,500,000 units; NT$100.23 per unit; total amount: NT$451,017,537

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 11,500,000 units, NT$1,163,068,365; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 7.88%; 9.03%; NT$49,978,896,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 3

To announce the procurement of VDSL2 broadband access network system for 2010

Date of events: 2010/03/19

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): VDSL2 broadband access network system (group A) for year 2010.

2. Date of the occurrence of the event: 2010/03/19~2010/03/19

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: a batch of VDSL2 broadband access network system (group A) for year 2010. NT$804,666,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

To revise the amount of investment in Innovation Works Limited and Innovation Works Development Fund, L.P.

Date of events: 2010/03/30

Contents:

1. Date of occurrence of the event: 2010/03/30

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: To revise the company’s announcement on Feb.9, 2010. The company is expected to invest US$2 million and US$8 million in I-Works and IWDF respectively.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom holds investor conference for 2009 operation results

Date of events: 2010/03/30

Contents:

1. Date of the investor/press conference: 2010/03/30

2. Location of the investor/press conference: Room 1201, No. 21-3, Hsinyi Rd.

Sec. 1, Taipei

3. Financial and business related information: Please refer to

http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none.

EXHIBIT 6

The Board resolves to conduct a capital reduction program

Date of events: 2010/03/30

Contents:

1. Date of the board of directors resolution: 2010/03/30

2. Reason for the capital reduction: The Board resolved to conduct a capital reduction program and return cash to shareholders in order to increase ROE.

3. Amount of the capital reduction: NT$19,393,616,360

4. Cancelled shares: 1,939,361,636 shares

5. Capital reduction ratio: 20%

6. Paid-in capital after the capital reduction: NT$77,574,465,450

7. Scheduled date of the shareholders’ meeting: 2010/06/18

8. Any other matters that need to be specified: None

EXHIBIT 7

To announce the Board approved to invest in Donghwa Telecom Co., Limited’s common shares

Date of events: 2010/03/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Donghwa Telecom Co., Limited’s common shares

2. Date of occurrence of the event: 2010/03/30

3. Volume, unit price, and total monetary amount of the transaction: No more than 351,000,000 shares, amounted no more than US$45 million or HK$351 million.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Donghwa Telecom Co., Limited ; subsidiary of the Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): NA

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Payment date is yet to be decided; amount totaled no more than US$45 million or HK$351 million; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price resolved by the Board of Directors is based on par value of Donghwa’s common share.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): No more than 402,590,005 shares; no more than NT$1.67 billion; 100%; NA

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 8.25%;9.74%; NT$48,058 million

13. Broker and broker’s fee: NA

14. Concrete purpose or use of the acquisition or disposition: Long term investment

15. Net worth per share of company underlying securities acquired or disposed of: NA

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 8

The Company signed a MOU with Trend Micro to co-develop cloud computing technology

Date of events: 2010/03/31

Contents:

1. Date of occurrence of the event: 2010/03/31

2. Counterparty to the contract or commitment: Trend Micro

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/03/31~2011/03/31

5. Major content (not applicable where rescinded): The Company signed a Memorandum of Understanding (MOU) with Trend Micro to co-promote cloud computing services.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Being beneficial to the Company on expanding business scope.

8. Concrete purpose/objective (not applicable where rescinded): Both companies will cooperate to explore business opportunities on cloud computing.

9. Any other matters that need to be specified: Chunghwa Telecom and Trend Micro will co-develop application platform to offer innovative, high speed, convenient and economical cloud services.

EXHIBIT 9

To announce the procurement of telecommunication equipment

Date of events: 2010/04/08

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): broadband access network system etc.

2. Date of the occurrence of the event: 2009/04/09~2010/04/08

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$782,860,369

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): D-Link Corporation Taiwan

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 10

The company cooperates with Nokia Siemens Networks Corporation Taiwan to establish a LTE trial network

Date of events: 2010/04/09

Contents:

1. Date of occurrence of the event: 2010/04/09

2. Counterparty to the contract or commitment: Nokia Siemens Networks Corporation Taiwan

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/04/09~2011/03/31

5. Major content (not applicable where rescinded): The company signed a MOU with Nokia Siemens Networks Corporation Taiwan to jointly establish a LTE trial network.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Being beneficial to the company’s development.

8. Concrete purpose/objective (not applicable where rescinded): To have both companies cooperate on LTE technology study and evaluation.

9. Any other matters that need to be specified: To establish a solid foundation for new generation mobile services, Chunghwa Telecom Laboratories and Nokia Siemens Networks Corporation Taiwan cooperate to proceed with LTE-SAE network function test, MIMO multiple antenna technology evaluation, and IMS multimedia services performance evaluation on LTE-SAE network.

EXHIBIT 11

Chunghwa Telecom announces its unaudited revenue for March 2010

Date of events: 2010/04/12

Contents:

1. Date of occurrence of the event: 2010/04/12

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of March 2010, total revenue decreased by 0.4% year-over-year to NT$14.62 billion. Operating income for the month was NT$4.11 billion, net income NT$3.46 billion, EPS NT$0.36.

For the first three months this year, total revenue increased by 0.7% year-over-year to NT$45.52 billion, operating income was NT$14.53 billion, net income NT$12.09 billion, EPS NT$1.25.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

Chunghwa Telecom

April 12, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar. 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Mar	Invoice amount	16,272,775	15,975,336	(+)297,439	(+)1.86%
Mar	Invoice amount	50,543,782	49,727,086	(+)816,696	(+)1.64%
Mar	Net sales	14,620,564	14,676,031	(-) 55,467	(-)0.38%
Mar	Net sales	45,517,837	45,208,245	(+)309,592	(+)0.68%

b	Trading purpose : None